

Mail Stop 6010

September 16, 2008

Mr. Benjamin C. Croxton
Chief Executive Officer
World Energy Solutions, Inc.
3900A 31st Street North
St. Petersburg, Florida 33714

> **RE:** **World Energy Solutions, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-QSB for the quarter ended March 31, 2008**
> **Form 10-Q for quarter ended June 30, 2008**
> **File No. 0-25097**

Dear Mr. Croxton:

We have reviewed your letter dated September 3, 2008 and have the following addtional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Item 8A. Controls and Procedures, page 15

1.   We note your proposed revisions in response to prior comment 1. We note that
        you are presenting a consolidated report that discusses your evaluation and
        conclusion relating to disclosure controls and procedures and internal controls
        over financial reporting. Please note that "disclosure controls and procedures"
        and "internal controls over financial reporting" have different meanings in Rules
        13a-15(e) and 13a-15(f) of the Exchange Act. Further, each of your "disclosure
        controls and procedures" and "internal controls over financial reporting" requires
        distinct evaluations and disclosures. In this regard, your current disclosure
        regarding your conclusions may be confusing as it appears to combine disclosure
        controls and procedures and internal controls over financial reporting. For
        example, you state that your "disclosure controls and procedures and internal
        controls over financial reporting were not effective so as to timely identify,
        correct and disclose information required to be included in our Securities and
        Exchange Commission ("SEC") reports…" This statement could be interpreted to
        indicate that your disclosure controls and procedures and internal controls over
        financial reporting may have been effective in areas other than identifying,
        correcting and disclosing required information. Please revise your disclosure to
        provide separate disclosures addressing your conclusions for each of disclosure
        controls and procedures based on Item 307 of Regulation S-K and your internal
        controls over financial reporting based on Item 308(T) of Regulation S-K.

2.   Further to the above, we note your disclosure that "the Company…does not
        expect that its disclosure controls and procedures…will prevent all error and all
        fraud." Further, you state that "a control system, no matter how well conceived
        and operated, can provide only reasonable, not absolute, assurance that the
        objectives of the control system are met." Please revise to state clearly, if true,
        that your disclosure controls and procedures are *designed to* provide reasonable
        assurance of achieving their objectives. In the alternative, remove the reference to
        the level of assurance of your disclosure controls and procedures. Please refer to
        Section II.F.4 of Management's Reports on Internal Control Over Financial
        Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
        Release No. 33-8238, available on our website at
        <http://www.sec.gov/rules/final/33-8238.htm>. Please note this comment also
        applies to your Forms 10-Q for the quarters ended March 31, 2008 and June 30,
        2008.

Note 2 – Mergers and Acquisitions, page F-3

3.   Please refer to prior comment 3. We note from your response that you fully
        anticipated that the technology you acquired would result in future sales and that

you also anticipated undertaking further development of the acquired technology. We further note your disclosures in your June 30, 2008 Form 10-Q that you expect to further develop the related technology. In light of these disclosures, it is not clear why you believe that the impaired assets will not be held and used in your future operations. Please tell us why you believe your current presentation of the impairment of the assets as a non-operating expense complies with paragraph 25 of SFAS 144 and Item 5-03.9 of Regulation S-X. Please note this comment also applies to your June 10, 2008 transaction with Advanced Alternative Energy, Inc.

4.   Further to the above, we note that you immediately impaired the intangible assets acquired in the Hydrogen Safe Technologies asset acquisition in September 2007. Further, it appears that you also immediately impaired the intangible assets acquired in the Advanced Alternative Energy asset acquisition in June 2008. Please clarify for us the business purpose for the acquisitions of these assets in light of your determination as indicated in your response to prior comment 3 that the assets would not be held and used. Tell us and revise your disclosures in future filings to clearly disclose the specific purpose for each asset acquisition and how you believe each asset acquisition will benefit the company.

Form 10-QSB for the quarter ended March 31, 2008

5.   We note your response to prior comment 7. In light of the fact that you plan to amend the Form 10-QSB for the quarter ended March 31, 2008 to correct the certifications, please file your abbreviated amendment on Form 10-Q/A rather than Form 10-QSB/A.

6.   We note your response to prior comment 6 and the proposed revised disclosures to be included in your Form 10-Q/A. Specifically, we note that your draft disclosures refer to an evaluation of your internal controls over financial reporting as of March 31, 2008. While disclosures regarding your evaluation and conclusions regarding your disclosure controls and procedures are required in each annual and quarterly report filed with the SEC, management's report on internal controls over financial reporting is only required to be included in annual reports that you file under the Exchange Act. If you performed an evaluation of your internal controls over financial reporting as of the interim period and elect to continue to present management's conclusions on internal controls over financial reporting as of the interim period, please revise to separately present the disclosures required by Item 307 of Regulation S-K and the disclosures under Item 308 of Regulation S-K. Alternatively, revise the disclosures to only present the disclosures required by Item 307 of Regulation S-K. Please note this comment also applies to your Form 10-Q for the quarter ended June 30, 2008.

Form 10-Q for quarter ended June 30, 2008

Note 4. Stock transactions and agreements, page 9

7.   We note that you issued 100,000 shares of Series B Convertible Preferred Stock
        to UTEK Corporation in connection with your acquisition of Advanced
        Alternative Energy in June 2008. Please tell us and revise future filings to
        disclose the significant terms of your Series B Convertible Preferred Stock,
        including voting rights, dividend rights and liquidation preferences. Refer to
        paragraph 4 of SFAS 129.

8.   Please revise future filings to provide the disclosures required by paragraphs 40
        and 41 of SFAS 128. Please note that this disclosure should include disclosure of
        the number of securities that could potentially dilute basic EPS in the future but
        were specifically excluded because to do so would have been antidilutive (i.e., the
        common shares that could be issued upon conversion of the preferred stock).

Note 9. Recent Accounting Pronouncements, page 13

9.   We note your disclosures here relating to SFAS 157, SFAS 159 and EITF 07-3.
        Specifically, you state that "[you] do not expect the adoption of [the standard] to
        materially impact [your] financial statements" (SFAS 157 and EITF 07-3) and
        "[you] are currently assessing the possible impact of the adoption of this
        statement, but [you do] not anticipate it to materially impact the financial
        statements" (SFAS 159). Since each of these standards was effective for you as
        of January 1, 2008, please tell us and revise the financial statements in future
        filings to update these disclosures. To the extent the adoption had a material
        impact, revise your accounting policy disclosures to disclose the new accounting
        policy. In addition, clarify if you have chosen to apply SFAS 159 to financial
        instruments or certain other items at fair value that were not previously required
        to be measured at fair value.

10.   Further to the above, please revise future filings to disclose the impact that
        recently issued accounting standards will have on your financial statements when
        adopted in a future period. Refer to SAB Topic 11:M.

Item 4T. Controls and Procedures, page 17

11.   We note that your assessment of your disclosure controls and procedures refers to
        management's assessment as of December 31, 2007. Please revise this section to
        provide management's assessment of disclosure controls and procedures as of the
        end of the period covered by the report. Refer to Item 307 of Regulation S-K.

As appropriate, please amend your documents, and respond to these comments within 10 calendar days. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief